UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 35)


          First Union Real Estate Equity and Mortgage Investments
        -----------------------------------------------------------
                              (Name of Issuer)


               Shares of Beneficial Interest, $1.00 par value
        -----------------------------------------------------------
                       (Title of Class of Securities)


                                 337400105
                            --------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8475

        -----------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               July 14, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 2 of 8 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                4,331,121 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              4,331,121 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,331,121 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.86%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 3 of 8 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,431,664 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,431,664 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,431,664 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.26%

14  TYPE OF REPORTING PERSON*

          00;IA


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 4 of 8 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                78,448 Shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              78,448 Shares

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          78,448 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.18%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 35 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share, of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, previously filed by Gotham Partners, L.P., Gotham Partners II, L.P. and Gotham Partners III, L.P., New York limited partnerships, and Gotham International Advisors, L.L.C., a Delaware limited liability company. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is hereby amended to add the following information:

          As described more fully in Item 6, on July 14, 1999, Gotham, Gotham III and Gotham International entered into a Voting Agreement (the "Voting Agreement") with WXI/Z Southwest Malls Real Estate Limited Partnership ("Southwest") in connection with the Purchase and Sale Agreement (the "Southwest Purchase Agreement"), dated as of July 14, 1999, among Southwest, Southwest Shopping Centers Co. II, L.L.C. ("Sub") and, only for purposes of certain sections thereof, the Issuer and, only for purposes of a certain section thereof, First Union Management, Inc., pursuant to which Southwest agreed, subject to the terms and conditions set forth in the Southwest Purchase Agreement, to purchase six regional malls (the "Properties") from Sub.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and supplemented as follows:

          (a) Gotham owns 4,331,121 Shares, representing an aggregate of approximately 9.86% of the issued and outstanding Shares of the Issuer. Gotham III owns 78,448 Shares, representing an aggregate of approximately 0.18% of the outstanding Shares of the Issuer. Gotham International owns 1,431,664 Shares, representing an aggregate of approximately 3.26% of the outstanding Shares of the Issuer. The combined interest of Gotham, Gotham III and Gotham International is 5,841,233 Shares, representing an aggregate of approximately 13.30% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz or Gotham Advisors beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, and Gotham International).

          (b) Each of Gotham and Gotham III has the sole power to vote (subject to the terms and conditions of the Voting Agreement) and to dispose of all of the Shares beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote (subject to the terms and conditions of the Voting Agreement) and to dispose of all of the Shares beneficially owned by Gotham International.

          (c) On May 28, 1999, the Issuer announced that the factor used to determine the allocation of the oversubscribed Shares in its recently completed rights offering was being increased from the factor published on May 21, 1999. Consequently, the number of Shares purchased pursuant to the rights offering by Gotham, Gotham III and Gotham International increased from 1,661,399, 19,491 and 613,970, respectively, to 1,667,606, 19,563 and
616,264, respectively, resulting in an aggregate increase of 8,573 Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended to add the following information:

          On July 14, 1999, Gotham, Gotham III and Gotham International entered into the Voting Agreement with Southwest. Pursuant to the Voting Agreement, Gotham, Gotham III and Gotham International have agreed to vote all of their Shares (i) in favor of the sale of the Properties pursuant to the Southwest Purchase Agreement, (ii) against any action that would result in a breach of the Southwest Purchase Agreement or the Voting Agreement and
(iii) against any sale of the Properties to any party other than Southwest. Additionally, Gotham, Gotham III and Gotham International have agreed to appoint Southwest as their proxy to vote all of their Shares with respect to the sale of the Properties at any shareholder meeting called to consider such sale. The Voting Agreement will terminate upon the termination of the Southwest Purchase Agreement in accordance with its terms or upon certain amendments, modifications or waivers of the Southwest Purchase Agreement.

          The above summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as Exhibit 59 hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               The following is filed as Exhibit 59 hereto:

          Voting Agreement, dated as of July 14, 1999, by and between WXI/Z Southwest Malls Real Estate Limited Partnership, a Delaware limited partnership and Gotham Partners, L.P., Gotham Partners III, L.P. and Gotham Partners International, Ltd.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 16, 1999


                                   GOTHAM PARTNERS, L.P.


                                   By:  Section H Partners, L.P.,
                                        its general partner

                                   By:  Karenina Corporation,
                                        a general partner of Section H
                                        Partners, L.P.


                                   By: /s/ William A. Ackman
                                   --------------------------------------
                                   William A. Ackman
                                   President

                                   GOTHAM PARTNERS III, L.P.


                                   By:  Section H Partners, L.P.,
                                        its general partner

                                   By:  Karenina Corporation,
                                        a general partner of Section H
                                        Partners, L.P.


                                   By: /s/ William A. Ackman
                                   --------------------------------------
                                   William A. Ackman
                                   President


                                   GOTHAM INTERNATIONAL
                                   ADVISORS, L.L.C.


                                   By: /s/ William A. Ackman
                                   --------------------------------------
                                   William A. Ackman
                                   Senior Managing Member